Exhibit 4.1

Amended and Restated Redemption Plan

AMENDED AND RESTATED REDEMPTION PLAN

CNL LIFESTYLE PROPERTIES, INC., a Maryland corporation (the “Company”), has adopted an Amended and Restated Redemption Plan (the “Redemption Plan”) by which shares of the Company’s common stock (the “Shares”) may be repurchased by the Company from stockholders subject to the terms and conditions set forth below.

1. Redemption Price. The Company’s Redemption Plan is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell Shares back to the Company prior to the Listing of the Shares. Subject to certain restrictions discussed below, the Company may repurchase fractional Shares computed to three decimal places, from time to time, at the following percentages of the purchase price:

(i)	92.5% of the purchase price per share for stockholders who have owned those Shares for at least one year;

(ii)	95.0% of the purchase price per share for stockholders who have owned those Shares for at least two years;

(iii)	97.5% of the purchase price per share for stockholders who have owned those Shares for at least three years; and

(iv)	for stockholders who have owned those Shares for at least four years, a price determined by the Company’s board of directors but in no event less than 100% of the purchase price per share.

Notwithstanding the foregoing, during the period of any public offering, the repurchase price will not exceed the then current public offering price of the Shares.

Redemption of Shares issued pursuant to the Company’s Reinvestment Plan will be priced based upon the purchase from which Shares are being reinvested.

2. Redemption of Shares. Any stockholder who has held Shares for not less than one year (other than the advisor) may present for the Company’s consideration, all or any portion equal to at least 25% of such Shares for redemption at any time, in accordance with the procedures outlined herein. At such time, the Company may, at the Company’s sole option, choose to redeem such Shares presented for redemption for cash to the extent it has sufficient funds available. The Company has the right to waive the one-year holding period and the redemption prices set forth in Section 1 above in the event of the death, permanent disability or bankruptcy of a stockholder or other exigent circumstances. There is no assurance that there will be sufficient funds available for redemption or that the Company will exercise its discretion to redeem such Shares and, accordingly, a stockholder’s Shares may not be redeemed. Factors that the Company will consider in making its determination to redeem Shares include:

(i)	whether such redemption impairs the Company’s capital or operations;

(ii)	whether an emergency makes such redemption not reasonably practical;

(iii)	whether any governmental or regulatory agency with jurisdiction over the Company so demands such action for the protection of the Company’s stockholders;

(iv)	whether such redemption would be unlawful; or

(v)	whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT for tax purposes.

If the Company elects to redeem Shares, the following conditions and limitations would apply. The full amount of the proceeds from the sale of Shares under the Reinvestment Plan (the “Reinvestment Proceeds”) attributable to any calendar quarter will be used to redeem Shares presented for redemption during such quarter. In addition, the Company may, at the Company’s discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of the Company’s common stock for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and Reinvestment Proceeds that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of Shares the Company redeems (if the Company determines to redeem Shares) exceed 5% of the weighted average number of Shares of the Company’s common stock at the beginning of such 12-month period.

3. Insufficient Funds. In the event there are insufficient funds to redeem all of the Shares for which redemption requests have been submitted, and the Company determines to redeem Shares, the Company will redeem Shares on a pro rata basis at the end of each quarter. A stockholder whose Shares are not redeemed due to insufficient funds in that quarter, can ask that the request to redeem the Shares be honored at such time as sufficient funds exist. In such case, the redemption request will be retained and such Shares will be redeemed before any subsequently received redemption requests are honored. If a redemption request is not satisfied and the stockholder does not make a request to redeem its Shares at such time as sufficient proceeds from the Reinvestment Plan exist, the Company will treat the initial redemption request as cancelled. Stockholders will not relinquish their Shares of common stock to the Company until such time as the Company commits to redeem such Shares. Commitments to redeem Shares will be made at the end of each quarter and will be communicated to each stockholder who has submitted a request in writing. Until such time as a commitment is communicated and Shares are actually delivered to the Company, a stockholder may withdraw its redemption request.

4. Excess Funds. If the full amount of funds available for any given quarter exceeds the amount necessary for such redemptions, the remaining amount may be held for subsequent redemptions unless such amount is sufficient to make an additional investment (directly or through a joint venture), or is used to repay outstanding indebtedness. In that event, the Company may use all or a portion of such amount to make additional investments or to repay such outstanding indebtedness, provided that the Company (or, if applicable, the joint venture) enters into a binding contract to make such investments, or uses such amount to repay outstanding indebtedness, prior to payment of the next distribution and the Company’s receipt of requests for redemption of Shares.

5. Redemption Requests. A stockholder who wishes to have his or her Shares redeemed must mail or deliver a written request on a form the Company provides, executed by the stockholder, its trustee or authorized agent. Within 30 days following the redemption agent’s receipt of the stockholder’s request, the redemption agent will forward to such stockholder the documents necessary to affect the redemption, including any signature guarantee the Company or the redemption agent may require. The redemption agent will affect such redemption for the calendar quarter provided that it receives the properly completed redemption documents relating to the Shares to be redeemed from the stockholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem such Shares. The effective date of any redemption will be the last date during a quarter during which the redemption agent receives the properly completed redemption documents. As a result, the Company anticipates that, assuming sufficient funds are available for redemption, the redemptions will be paid no later than thirty days after the quarterly determination of the availability of funds for redemption.

Upon the redemption agent’s receipt of notice for redemption of Shares, the redemption price will be on such terms as the Company shall determine. As set forth in paragraph 1 above, the redemption price for Shares of the Company’s common stock will be between 92.5% and 100.0% of the purchase price of the Shares as determined by the length of time such Shares have been held and which amount will never exceed the then current offering price of the Company’s common stock.

6. Amendment or Suspension of the Plan. Accordingly, the redemption price paid to stockholders for Shares the Company redeems may vary over time to the extent that the United States Internal Revenue Service changes its ruling regarding the percentage discount that a REIT may give on reinvested Shares, or to the extent that the board of directors determines to make a corresponding change to the price at which it offers Shares pursuant to its Reinvestment Plan. Because the proceeds from the Reinvestment Plan are the primary source of funds to redeem Shares under the redemption plan, the Company would then adjust the maximum redemption price to match the price at which the Company offers Shares under the Company’s Reinvestment Plan. Our board of directors will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with stockholders. We will provide at least 15 days advance notice prior to effecting a price adjustment: (i) in the Company’s annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

A stockholder may present fewer than all of his or her Shares to the Company for redemption, provided, however, that:

(i)	the minimum number of Shares which must be presented for redemption shall be at least 25% of his or her Shares, and

(ii)	if such stockholder retains any Shares, he or she must retain at least $5,000 worth of Shares based on the current offering price.

The board of directors, in its sole discretion, may amend or suspend the redemption plan at any time it determines that such amendment or suspension is in the Company’s best interests. The board of directors may amend or suspend the redemption plan if:

(i)	it determines, in its sole discretion, that the redemption plan impairs the Company’s capital or operations;

(ii)	it determines, in its sole discretion, that an emergency makes the redemption plan not reasonably practical;

(iii)	any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders;

(iv)	it determines, in its sole discretion, that the redemption plan would be unlawful;

(v)	it determines, in its sole discretion, that redemptions under the redemption plan, when considered with all other sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT under the Internal Revenue Code; or

(vi)	it determines, in its sole discretion, that such amendment or suspension would be in the Company’s best interest.

If the Company’s board of directors amends or suspends the redemption plan, the Company will provide stockholders with at least 15 days advance notice prior to effecting such amendment or suspension: (i) in the Company’s annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws. For a discussion of the tax treatment of such redemptions, see “Federal Income Tax Considerations — Taxation of Stockholders.” The redemption plan will terminate, and the Company no longer shall accept Shares for redemption, if and when Listing occurs. See “Risk Factors — Offering-Related Risks — The sale of Shares by stockholders could be difficult.”

Governing Law. THIS REDEMPTION PLAN AND A STOCKHOLDER’S ELECTION TO PARTICIPATE IN THE REDEMPTION PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 6.

4